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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Gloucester Coal Limited

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Gloucester Coal Limited

(Name of Person(s) Furnishing Form)

Common stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Level 15, Citadel Towers (Tower B), 799 Pacific Highway, Chatswood, NSW 2067, Australia,

+61 29413 4802

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 April 2009

(Date Tender Offer/Rights Offering Commenced)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	English translations of the following documents are attached as exhibits hereto.

(1)	Bidder’s Statement and Target’s Statement, dated 30 April 2009*.

(2)	First Supplementary Bidder’s Statement, dated 14 May 2009**.

(3)	Second Supplementary Bidder’s Statement, dated 18 May 2009***.

(4)	Third Supplementary Bidder’s Statement, dated 19 May 2009****.

(5)	Notice of Withdrawal of Offer, dated 22 May 2009.

*	Previously submitted on 1 May 2009.
**	Previously submitted on 15 May 2009.
***	Previously submitted on 19 May 2009.
****	Previously submitted on 20 May 2009

(b)	Not Applicable.

Item 2. Informational Legends

Not Applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Included in the documents attached as exhibits hereto.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Gloucester Coal Limited has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission, on May 1 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Lord
(Signature)

Robert Lord, Director
(Name and Title)

26 May 2009
(Date)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A copy of this notice was lodged with ASIC on 21 May 2009. ASIC takes no responsibility for the contents of this notice.

Gloucester Coal Ltd

Takeover offer for Whitehaven Coal Ltd

Notice of withdrawal of offer

To:	Australian Securities and Investments Commission (ASIC)

Whitehaven Coal Ltd (Whitehaven)

Australian Stock Exchange Limited

Gloucester Coal Ltd ACN 008 881 712 (Gloucester) gives notice that ASIC has, in accordance with section 652B of The Corporations Act 2001 (Cth), consented to the withdrawal of its takeover offers for all of the ordinary shares in Whitehaven contained in its bidder’s statement dated 30 April 2009. As the offers were subject to unfulfilled conditions, all acceptances of the offers are void. Accordingly, all shares in Whitehaven that were tendered to Gloucester pursuant to the takeover offers will be returned to their legal owners.

DATED: 22 May 2009

Signed for and on behalf of

Gloucester Coal Ltd

Rob Lord

(signature)

Rob Lord

Managing Director